

TRANSMISSÃO
PAULISTA

RECEIVED

2006 DEC 14 P 1:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data *São Paulo, December 7, 2006* *Ref.CTF/05441/2006*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549



06019236

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market regarding the notice of public offer of common shares acquisition (OPA) issued by CTEEP - Companhia de Transmissão de Energia Elétrica Paulista and the abstract of the Minutes of Meeting of the Board of Directors, held on November 20, 2006, for your archives.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dlw 12/15

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358/2002, informs the shareholders and the market that, in this date, its controller shareholder ISA Capital do Brasil S.A. published in the newspaper Folha de São Paulo the notice of public offer of common shares acquisition (OPA) issued by CTEEP, in compliance with the provisions of article 254-A of the Corporate Law Method and CVM Instruction No. 361/02. The wording of the referred to notice, as well as the copy of the contract of purchase and sale of shares and the Privatization Notice No. SF/001/2006 are also available in the site of CTEEP (www.cteep.com.br) that shall forward, in this date, copy of the documents, through IPE, to Brazilian Securities Commission – CVM.

São Paulo, December 4, 2006.

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 151st MEETING OF THE BOARD OF DIRECTORS

On November 20, 2006, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 9th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. .... Following, the Chairman of the Board of Directors, Mr. Javier Gutiérrez, submitted to appreciation **item 2** of the agenda, **"Pluriannual Budget 2007 to 2009",** requesting the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Forghieri, to submit the matter what has been made based on the Proposal to the Board of Directors, on the Executive Committee Resolution No. 1636/02/352 and Report F/012/2006 of 11/14/2006, and on the transparent sheets shown, that make part of the documents of the meeting. The matter was put to discussion and voting, being abstained from voting the Councilmember Fernando José Tenório Acosta, resulting **approved** by the majority of votes the proposal of Pluriannual Budget 2007-2009, according to Report F/012/2006, of 11/14/2006, being observed the limits referred to below:

INVESTMENTS **R$ million of 2007**

DESCRIPTION	2007	2008	2009
1. Corporate	3.6	3.6	3.6
2. Modernization	37.7	27.0	27.0
3. Improvements	15.7	37.9	35.3
4. Reinforcements - PAR	22.0	43.1	45.7
5. Reinforcements - Type 1	356.6	288.9	281.7
Total of Investments	**435.6**	**400.5**	**393.3**

....

Following, the Chairman of the Board of Directors, Mr. Javier Gutiérrez, asked Mr. Sidnei Martini, President and Chief Executive Officer of CTEEP, to submit the study result for the implementation of the **"Voluntary Redundancy Plan – PDV"**, according to Resolution of the Executive Committee No. 1634A/01/351, of 11/7/2006, being enhanced the benefits offered to

the employees that come to adhere to the program. Following, he asked Mr. Diogo Alarcon Clemente, advisor contracted to prepare the plan, to submit the details of the Plan, what was made based on the transparent sheets shown, whose copies are filed with the documents of the meeting. Finished the presentation and given the information requested, the Chairman of the Board of Directors put the matter to voting, resulting **approved** by the majority of votes, being abstained from voting the Councilmember Fernando José Tenório Acosta. ....

These minutes, after approved, were signed by the members of the Board of Directors present. Javier G. Gutierrez Pemberthy – Chairman of the Board of Directors, Fernando Augusto Rojas Pinto – Vice-Chairman of the Board of Directors, Ana Mercedes Villegas Mejía, César Augusto Ramírez Rojas, Claudiano Manoel de Albuquerque, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Guido Alberto Nule Amin, Isaac Yanovich Farbaiarz, José Sidnei Colombo Martini, Luiz Fernando Alarcón Mantilla, Luisa Fernanda Lafaurie Rivera, Norberto de Franco Medeiros, Rogério da Silva, Valter Correia da Silva and Vladimir Muskatirovic.

São Paulo, November 20, 2006.

Fernando Augusto Rojas Pinto
Vice-Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors